UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of March 2004

                      Commission File Number: 0-28856

                     INSTRUMENTATION LABORATORY S.P.A.
              (Translation of registrant's name into English)

                              Viale Monza 338
                                20128 Milano
                                   Italy
                  (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F    X                    Form 40-F
                      -----                             -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes         No   X
                             -----      -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .

                       INSTRUMENTATION LABORATORY SPA

                             Table of Contents

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ITEM                                         SEQUENTIAL PAGE NUMBER
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Press Release of Instrumentation                       3-4
Laboratory S.p.A. "Instrumentation
Laboratory S.p.A. Announces Results
of Its Annual Shareholders' Meeting",
dated March 29, 2004.
---------------------------------------------------------------------------

Press Release
-------------

INSTRUMENTATION LABORATORY S.P.A. ANNOUNCES RESULTS OF ITS ANNUAL
SHAREHOLDERS' MEETING

Milan, Italy, March 29, 2004 - Instrumentation Laboratory S.p.A. (the "Company") convened an Annual Shareholders' Meeting on March 29, 2004, at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy. The shareholders made the following resolutions:

     (i) The shareholders approved the Company's Balance Sheet and the Board of Directors' Management Report for the year ended November 30, 2003;

     (ii) The shareholders resolved to decrease the par value of an Ordinary Share from (euro)1.29 to (euro)0.33. This decision was taken as under the Italian law, the total shareholders' equity of a company is required to be above two-thirds of its share capital. In a case that the total shareholders' equity is less than two-thirds of the originally paid-in amount of share capital, a company's board of directors is required to convene, within one year, a meeting of the shareholders and the shareholders must decide the best mean to address this shortfall. At the end of fiscal year 2003, the amount of total shareholders' equity of the Company was below two-thirds of its paid-in share capital as a result of net losses in the prior years. The shareholders approved the Board of Directors' proposal to address this shortfall by reducing the Company's share capital by the amount of accumulated losses by decreasing the par value of an Ordinary share from (euro)1.29 to
            (euro)0.33. The new par value is approximately the Company's book-value per share;

     (iii) The shareholders approved the Board of Directors' proposal to increase the share capital of the Company through the issuance of 318,181,818 new Ordinary Shares. All registered shareholders of the Company have a right to subscribe to their pro rata share of the new Ordinary Shares. The new Ordinary Shares are issued at the new par value of (euro)0.33 per share. An affiliate of the major shareholder, IL Holding S.p.A, has agreed to subscribe to its pro rata share, 85.4%, of the new Ordinary Shares. In consideration for these Ordinary Shares subscribed, the Company agreed to cancel the outstanding debt of (euro)89,700,595 the Company owes to IL Holding S.p.A. The Company's outstanding indebtedness as of November 30, 2003 would have been (euro)50,124,838 after giving effect to the proposed debt reduction.

            In accordance with the shareholders resolutions and article 2441 of the Italian Civil Code, a registered shareholder has a right to subscribe pro rata and pay in, within thirty (30) days he has received notice from the Company regarding the increase in share capital. The pre-emptive rights are personal to a shareholder and are not transferable by him. A shareholder does not have a right to subscribe more than his pro rata share of the capital increase even if the offer is not fully subscribed at the end of the subscription period. The subscription period ends on or about May 7, 2004.

            While the subscription offer is open to all shareholders to the extent legally permitted, the Company does not plan to file any registration statement with the U.S. Securities and Exchange Commission. As a result, no U.S. persons will be able to subscribe to the new Ordinary Shares without a valid exemption from the registration requirements under the U.S. securities laws.

            ADS holders will also similarly be given the right to subscribe to the new Ordinary Shares but only if such sale is pursuant to an exemption from the registration requirements under the U.S. securities laws.

            In a case that no other shareholder or holder of ADSs, except IL Holding S.p.A (affiliate of the major shareholder), would exercise its right to subscribe to the new Ordinary Shares, then the major shareholder's beneficial ownership of the Ordinary Shares would increase from 85.4% to 96.4%; and

     (iv) The shareholders resolved to make several changes to the Company's By-laws in order to address the recent changes in Italian corporate law.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the new Ordinary Shares. The Ordinary Shares will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is being given for informational purposes only and is being issued pursuant to and in accordance with Rule 135c under the U.S. Securities Act of 1933, as amended.


About Instrumentation Laboratory
--------------------------------

Instrumentation Laboratory S.p.A. is a worldwide developer, manufacturer and distributor of critical care and hemostasis in vitro diagnostics instruments and related reagents, controls, other consumables and services for use primarily in hospital laboratories and hospital point-of-care locations.

CONTACT: Jose Luis Martin, Chief Financial Officer of Instrumentation Laboratory S.p.A. Telephone: +34-93-401-0108.

THE STATEMENTS CONTAINED IN THIS NEWS RELEASE ARE NOT INTENDED TO BE, AND SHALL NOT CONSTITUTE, AN OFFER OF ANY SECURITIES OF INSTRUMENTATION LABORATORY S.P.A. FOR SALE IN ANY JURISDICTION. ANY OFFER IN THE UNITED STATES, IF AND WHEN MADE, WILL ONLY BE MADE BY WAY OF A PROSPECTUS
CONTAINED IN A REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED OR, ABSENT REGISTRATION, BY AN APPLICABLE EXEMPTION FROM THESE REGISTRATION REQUIREMENTS.

                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INSTRUMENTATION LABORATORY S.p.A.
                                    ---------------------------------
                                               (Registrant)



Dated: March 30, 2004               By:     /s/ Jose Luis Martin
                                           ----------------------
                                    Name:  Jose Luis Martin
                                    Title: Chief Financial Officer
                                           (principal financial officer
                                           and principal accounting officer)